Almaden Updates Spin-Out Timing; Sets Transaction Trading Dates

VANCOUVER, BC -- (Marketwired - July 31, 2015) - Almaden Minerals Ltd. ("Almaden" or the "Company") (TSX: AMM) (NYSE MKT: AAU) is pleased to announce an update in relation to the spin-out transaction (the "Spin-Out") described in the Company's management information circular filed on SEDAR on May 15, 2015.

All conditions to the statutory plan of arrangement (the "Plan of Arrangement") have been satisfied or waived, and the Spin-Out was effective as at 12:01 a.m. on July 31, 2015.

Pursuant to the Plan of Arrangement, Almaden's shareholders will exchange their existing common shares of Almaden (each an "Almaden Share") and receive one "new" Almaden common share (each a "New Almaden Share") and 0.6 common shares (each an "Almadex Share") of Almadex Minerals Limited ("Almadex") for each Almaden Share currently held.

Almaden anticipates that New Almaden Shares will commence trading on the Toronto Stock Exchange (the "TSX") and the NYSE MKT on Monday August 10, 2015. In order to benefit from the Spin-Out and receive Almadex Shares, an investor must hold, or execute a trade to purchase, Almaden Shares on the TSX or the NYSE MKT before the close of trading on Friday August 7, 2015.

We anticipate the TSX Venture Exchange (the "TSXV") will issue a bulletin in respect of the commencement of trading of the Almadex Shares, under the symbol "AMZ", within three business days of the commencement of trading of the New Almaden Shares.

If your existing Almaden Shares (CUSIP 020283107) are held through a broker, such broker, or the depositary with which your broker holds such Almaden Shares, will be responsible for dealing with the exchange of these Almaden Shares for New Almaden Shares (CUSIP 020283305) and the distribution of Almadex Shares (CUSIP 020289104) on your behalf.

Almaden has mailed letters of transmittal to all eligible registered Almaden shareholders. To receive certificates representing New Almaden Shares and Almadex Shares, registered Almaden shareholders must surrender their existing certificates for Almaden Shares, together with a duly completed letter of transmittal, to Computershare Investor Services Inc. ("Depositary") at the address shown on the letter of transmittal. Upon surrender to the Depositary for cancellation of a certificate representing Almaden Shares, together with a properly executed letter of transmittal, the holder of such surrendered certificate will be entitled to receive, and the Depositary will deliver to such holder, certificates representing that number (rounded to the nearest whole number) of New Almaden Shares and Almadex Shares that such holder has the right to receive pursuant to the Plan of Arrangement and the surrendered certificate will be cancelled.

Additional information regarding the Spin-Out, which may be of use to Almaden shareholders for tax purposes, will be made available on Almaden's website at www.almadenminerals.com.

About Almaden

Almaden is a well-financed mineral exploration company working in North America. The company is actively developing its 100% owned Ixtaca gold-silver deposit in Mexico. The Company has assembled mineral exploration projects in Canada, the United States and Mexico, including the Ixtaca deposit through its past grass roots exploration efforts. Uniquely, the Company has pioneered a new geologic and mineral district in Eastern Mexico through conceptual science-driven exploration. This resulted in the acquisition through staking of a portfolio of early stage exploration properties, each of which represent exciting opportunities for the potential discovery of significant gold, silver and copper deposits as evidenced at Ixtaca. Since going public in 1986, Almaden's business model has been to find, acquire and develop mineral projects in partnership with other mining enterprises with a willingness to fund tenure payments and exploration expenditures, which limits Almaden's share dilution. The Company has expanded this business model, described by some as prospect generation, by more aggressively advancing and developing its projects towards production, including the Ixtaca deposit.

On Behalf of the Board of Directors,

"Morgan Poliquin"

Morgan J. Poliquin, Ph.D., P.Eng.

President, CEO and Director

Almaden Minerals Ltd.

Neither the Toronto Stock Exchange (TSX) nor the NYSE MKT have reviewed or accepted responsibility for the adequacy or accuracy of the contents of this news release which has been prepared by management. Certain information presented constitutes "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and Canadian securities laws. Such forward-looking statements, include but are not limited to, statements with respect to the trading of the New Almaden Shares on the TSX and the listing and trading of the Almadex Shares on the TSXV. These forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievement of Almaden or Almadex to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, the risk of unexpected tax consequences to the proposed strategic reorganization, the risk of unanticipated material expenditures required by the Company prior to completion of the proposed strategic reorganization, risks of the market valuing Almaden and Almadex in a manner not anticipated by the Company, risks related to international operations, the actual results of current exploration activities, uncertainty in the estimation of mineral resources, changes in project parameters as plans continue to be refined, environmental risks and hazards, increased infrastructure and/or operating costs, labour and employment matters, and government regulation and permitting requirements as well as those factors discussed in the section entitled "Risk Factors" in Almaden's Annual Information form and Almaden's latest Form 20-F on file with the United States Securities and Exchange Commission in Washington, D.C. Although Almaden has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Almaden disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, other than as required pursuant to applicable securities laws. Accordingly, readers should not place undue reliance on forward-looking statements.

Almaden Minerals Ltd.
ph: 604.689.7644
email: info@almadenminerals.com
www.almadenminerals.com